UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Entry into a Material Definitive Agreement

On May 16, 2024, X3 Holdings Co., Ltd. (the “Company”) entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD. (the “Investor”), pursuant to which the Investor purchases convertible promissory notes (the “Notes”) in the principal amount of US$8,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares (the “Ordinary Shares”) par value US$0.40 per share (the “Offering”), for a gross proceeds of approximately US$7,425,000. The Notes have a conversion price (the “Conversion Price”) of the lower of (i) US$0.9856 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 93% of the lowest daily VWAP (as defined in the Notes) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price of US$0.1641 per Ordinary Share. The Principal will become due and payable 12 months from the date of closing (the “Maturity Date”) and bears an annual interest rate of 8% unless earlier converted or redeemed by the Company. At any time before the Maturity Date, the Investor may convert the Notes at its option into Ordinary Shares at the Conversion Price. The Company has the right, but not the obligation, to redeem (“Optional Redemption”) a portion or all amounts outstanding under the Notes prior to the Maturity Date at a cash redemption price equal to the outstanding Principal balance to be redeemed, plus the redemption premium, plus accrued and unpaid interest; provided that the VWAP of the Ordinary Shares is less than the Fixed Conversion Price and the Company provides Investor with at least 10 trading days’ prior written notice of its desire to exercise an Optional Redemption. The Investor may convert all or any part of the Notes after receiving a redemption notice, in which case the redemption amount shall be reduced by the amount so converted. The Notes contain customary events of default, indemnification obligations of the Company and other obligations and rights of the parties.

The Offering will be conducted in four closings. The first closing consists of offer and sale of a Note in the principal amount of US$4,756,986.10. The first closing occurred on May 16, 2024.

The second closing consists of offer and sale of a Note in the principal amount of US$1,500,000. The second closing is expected to occur on the second trading day after the filing of the initial Registration Statement (as defined in the Notes) and subject to various customary closing conditions. The third closing consists of offer and sale of a Note in the principal amount of US$871,506.95. The third closing is expected to occur on the second trading day after the initial Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”) and subject to various customary closing conditions. The fourth closing consists of offer and sale of a Note in the principal amount of US$871,506.95. The fourth closing is expected to occur on the sixtieth calendar day following the date the initial Registration Statement is declared effective by the SEC and subject to various customary closing conditions.

The Notes will be offered pursuant to an effective registration statement of the Company on Form F-3 to be filed with the SEC and the prospectus supplements thereunder.

The foregoing description of the SEPA and the Notes is qualified in its entirety by reference to the full text of the SEPA and the Notes, a copy of which is filed herewith as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Standby Equity Purchase Agreement dated May 16, 2024 by and between the Company and the Investor
99.2	Form of Convertible Promissory Note

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2024

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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